SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

InteliSys Aviation Systems of America, Inc.
(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share
(Title of Class of Securities)

(CUSIP Number)

Chen Minhua
A2, Westlake Village
No 19 Tongpan Road
Fuzhou City, Fujian Province
China 3500001
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:
Anslow & Jaclin, LLP
195 Route 9 South, Suite 204
Manalapan, NJ 07726
(732) 409-1212

November 19, 2007
(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Chen Minhua

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☐

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

SC

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Peoples Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
39,227,792
(8) SHARED VOTING POWER
0
(9) SOLE DISPOSITIVE POWER
39,227,792
(10) SHARED DISPOSITIVE POWER
0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,227,792

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.2%

 (14) TYPE OF REPORTING PERSON

IN

ITEM 1. SECURITY AND ISSUER.

The security upon which this report is based is the common stock, par value $0.001, of InteliSys Aviation Systems of America, Inc., a Delaware corporation, with its principal place of business located at RM 1302-3 13/F, Crocodile House II, 55 Connaught Road Central, Hong Kong.

This Schedule 13D relates to the Share Exchange and Stock Purchase Agreement between InteliSys Aviation Systems of America, Inc.,  Keenway Limited, Hong Kong Yi Tat International Investments, Co., and its Shareholders pursuant to which Mr. Chen received 39.2% of the outstanding common shares of the Issuer in exchange for his shares of Keenway Limited (the "Agreement").

ITEM 2. IDENTITY AND BACKGROUND.

The name of the person filing this statement is Chen Minhua hereinafter sometimes referred to as the “Reporting Person.” Mr. Chen’s principal office is A2 Westlake Village, No 19 Tongpan Road, Fuzhou City, Fujian Province, China 3500001.  Mr. Chen is the Chief Executive Officer of InteliSys Aviation Systems of America, Inc., whose principal office is also RM 1302-3 13/F, Crocodile House II, 55 Connaught Road Central, Hong Kong.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  In addition, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the last five years which would make it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

The Reporting Person is a citizen of the Peoples Republic of China.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

In addition to a purchase of $550,000 paid by Keenway Limited, the Registrant transferred all his interest in Keenway Limited which equaled 43.4% of Keenway Limited in exchange for the shares he received in InteliSys Aviation Systems of America, Inc. The source of funds were from Keenway Limited which Mr. Chen had a 43.4% interest in before he transferred his shares in exchange for shares of the Issuer.

ITEM 4. PURPOSE OF TRANSACTION.

The acquisition of 39,227,792 shares of the Issuer's common stock by the Reporting Person was pursuant to a Share Exchange and Stock Purchase Agreement between the Issuer, Keenway Limited, Hong Kong Yi Tat International Investments, Inc. and its Shareholders.  The purpose of this transaction was for the Reporting Person to acquire 39.2% of the outstanding shares of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The Reporting Person acquired 39,227,792 of the issued and outstanding common shares of the Issuer.  Such amount represented 39.2% of the total issued and outstanding common shares of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Agreement, as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The Share Exchange and Stock Purchase Agreement between InteliSys Aviation Systems of America, Inc., Keenway Limited, Hong Kong Yi Tat International Investment, Co., and its shareholders was filed pursuant to a Current Report on Form 8-K filed with the SEC on November 26, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 19, 2007

Signature:

/s/ Chen Minhua
Chen Minhua